Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2016	2015
Earnings:
Income from continuing operations before income tax expense	$3,608	$9,607
Add:
Equity earnings of affiliates	(38)	(959)
Cash distributions received from affiliates	225	223
Fixed charges, excluding capitalized interest	947	992
Amortization of capitalized interest	17	24

Total earnings available for fixed charges	$4,759	$9,887

Fixed charges:
Interest on debt and finance lease charges	$888	$907
Capitalized interest	17	19
Interest element on rental expense	59	85

Total fixed charges	$964	$1,011

Ratio of earnings to fixed charges	4.9	9.8